Filed by Sabra Health Care REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Care Capital Properties, Inc.

Commission File No.: 333-218678

The following excerpts are from the transcript of the earnings call of Sabra Health Care REIT, Inc. held on August 3, 2017.

SABRA HEALTH CARE REIT

Moderator: Talya Nevo-Hacohen

[EDITED]

August 3, 2017

10:00 am PT

Operator: Good day, ladies and gentlemen. Welcome to the Sabra Health Care REIT Second Quarter 2017 Earnings Conference Call. This call is being recorded. And now I would like to turn the call over to Talya Nevo-Hacohen, Chief Investment Officer. Please go ahead.

Talya Nevo-Hacohen: Thank you. Good morning. Before we begin, I want to remind you that we will be making forward-looking statements in our comments and in response to your questions concerning our expectations regarding our pending merger with CCP, our acquisition and investment plans, our expectations regarding our financing plans, and our expectations regarding our future results of operations.

These forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including the risks listed in our Form 10-K for the year ended December 31, 2016, and in our Form 10-Q that was filed with the SEC yesterday, as well as our earnings press release included as Exhibit 99.1 to the Form 8-K we furnished to the SEC yesterday.

We undertake no obligation to update our forward-looking statements to reflect subsequent events or circumstances, and you should not assume later in the quarter that the comments we make today are still valid.

In addition, references will be made during this call to non-GAAP financial results. Investors are encouraged to review these non-GAAP financial measures as well as the explanation and reconciliation of these measures to the comparable GAAP results included at the end of our earnings press release and the supplemental information materials included as Exhibits 99.1 and 99.2, respectively, to the Form 8-K we furnished to the SEC earlier yesterday. These materials can also be accessed in the Investor Relations section of our website at Sabrahealth.com.

And, with that, let me turn the call over to Rick Matros, Chairman and CEO of Sabra Health Care REIT.

Rick Matros: Thanks Talya, and good day to everybody. I’ll start off by discussing some of the salient points of the CCP acquisition. And then I’ll move on into our earnings for the quarter. And after that I’ll kick it over to Harold Andrews, our CFO, who will talk about balance sheet and other items related to the quarter. And then we’ll go to Q and A.

So, again, I appreciate your time today. In terms of the CCP acquisition, from our perspective this creates a much more balanced portfolio than we currently have, with one tenant that’s oversized given our size, and even on the CCP side with the couple of tenants that give them tremendous overexposure as well. It diversifies that tenant base and decreases concentration from our top five tenants specifically.

The deal delivers significant value creation in cash flow accretion that provides potential for a near-term dividend increase. It provides $20 million in synergies. It improves the cost of capital within our anticipated ratings improvement to investment grade. And it increases the scale of the company with the anticipated credit agreement, which we’ll talk about in a little bit more detail as well.

We have a solid track record both in the skilled space and in the senior housing space, both from a REIT perspective and then thirty years prior to that on the operating space. Both our management team and our board have experience in this space - the skilled space as well as other spaces within the healthcare sector both from a REIT perspective and on the operating side of the business as well.

Sabra has increased our skilled nursing EBITDAR coverage over the last two years and coverage is again up this quarter. We’ll talk about the specifics of that.

This is all about the operators. You can’t paint a broad brush across the space. There will be winners and losers as there are in any business as there are paradigm shifts in the space. We’ve proven when you look at our statistics that we know how to assess and choose operators that understand and that know how to execute. We apply that same level of scrutiny to the CCP operators in assessing those operators, many of whom we actually personally know.

Skilled nursing is the core part of the healthcare delivery system. It’s not going anywhere. And as we’ve seen with all the core results that have been coming in, including ours, the result has been very solid on the skilled nursing side with real stability from a coverage perspective. And, as we’ve been saying all along, we believe this space - if not bottomed out, it’s pretty close to it. And the recent rash of earnings substantiates that.

And that’s actually in stark contrast to senior housing, where the results have been coming in with a lot more downside. Unlike skilled nursing, the senior housing space is dealing with supply and demand and absorption issues. And we’ve seen declines across the board in occupancies from everybody that’s reported to date — in some cases more than expected, although not in our case.

The transaction in the amended credit facility offer new opportunities to us. We have thirty-one banks that have done diligence on this deal, eighteen brand new banks that have done diligence on this deal that have been committed to this space historically and have committed their balance sheets to Sabra because they believe in this transaction.

They committed a total of $3.5 billion, obviously more than we needed. But it was tremendously oversubscribed.

That credit facility is going to put us in a position to be a lot more competitive on senior housing as well as skilled nursing portfolios on a go-forward basis because, as you know, being a REIT we can’t ever have financing contingencies. And so that completely repositions us in that regard.

In terms of CCP, CCP’s tenants are good operators who have quality assets. We’ve got strong relationships, as I noted, with many of the CCP operators. We’ve been having face-to-face meetings with them. And, following the close of this deal, we will be releasing a plan that - a repositioning that shows how our portfolio could be affected with limited restructuring to the CCP leases. This is a one-time thing that we’re going to be doing. We’re not going to be making changes every quarter, despite comments to the contrary.

We - these operators have had thinly covered rent for too long. It’s put them in a really tough position. They know what to do. They know how to execute. And so the repositioning that we’re going to be announcing will provide rent relief to some. It may include asset sales. It may include re-tenanting. We have demonstrated that we’ve done that in the past and we’ll continue to do that in the future. This is proactive on our part.

When you take a look at the way those REITs that have SNF exposure trade, there were two predominant factors that differentiate how those REITs trade against each other. One is rent coverage and the other is leverage. This transaction will allow us to maintain lower leverage than we’ve historically maintained. And with the rent coverage that will be happening with the CCP portfolio and continue to happen with the Sabra portfolio, we’ll have very healthy rent coverage.

On a pro forma basis, we expect the skilled nursing component of the combined portfolio to be at 1.51 times EBITDAR. That’s extremely healthy and, as any business has its ups and downs, gives our tenants plenty of room to go through those ups and downs and navigate through this successfully.

Since the announcement, both companies have been working very hard at integration. It’s been a transparent process. We have weekly hands-on calls. It’s coming along very smoothly. We’re continuing to meet, as I noted, with CCP tenants. And, again, shortly after the close of the deal, we will be announcing that repositioning plan. We expect to go into 2018 with the kind of rent coverage I just noted. So, again, very healthy rent coverage and we’ll have that behind us.

The one tenant of CCP that may take longer to resolve — and I know that’s been on everybody’s mind — is Signature. But there is cooperative discussions going on there between the primary constituents in the Signature portfolio. So we expect a positive resolution there as well, although the timing of that might be slightly different than the timing on the rest of the portfolio where we have total control over the repositioning of that portfolio.

And so we think about the deal and you’ve got a management team and a board that’s got tremendous experience in the space, both on the operational side and the REIT side. And for me, personally, as many of you know I’ve built my career on bankruptcies and turnaround opportunities, and making the kind of assessments that we’ve made in this situation as well. And fortunately it’s been a really great and a fun ride underlying that career.

As I mentioned, we’ve got all these banks. These are blue chip organizations that have diligenced this deal and are completely supportive of the deal. And you contrast that, frankly, with a couple of dissident shareholders who do not have the requisite experience to address the fundamentals of this space. And with all due respect to ISS, nor do they have the requisite experience to address the fundamentals of this space, either.

***

And, with that, I’ll turn it over to Harold for his remarks.

Harold Andrews: Thanks Rick.

***

The dividend will be paid on or promptly following August 18, 2017 to common stockholders of record as of the close of business on August 16. If the closing of the merger occurs later than August 17, the record date will be revised to the last business day prior to the closing date. And the prorated dividend amount will be adjusted to reflect the additional days.

The difference between the prorated dividend and the full quarter dividend of $0.43 per share will be added to our next quarterly dividend. The full $0.43 per share represents 81% of our second quarter 2017 normalized AFFO per share.

Also on August 2, our board of directors declared a quarterly cash dividend of approximately $0.45 per share of Series A preferred stock. The dividend will be paid on August 31, 2017 to preferred stockholders of record as of the close of business on August 16, 2017.

As Rick mentioned, on July 28 we closed into escrow an amendment to our unsecured credit agreement, conditioned on and expected to be effective concurrent with the closing of the CCP merger. This amended credit agreement addresses all of the refinancing requirements associated with the merger with CCP.

We continue to pursue other financings that we expect to secure at the closing of the merger, totaling approximately $300M. However, closing the merger is in no way dependent upon completing those financings.

The amended credit agreement includes the revolving credit facility as well as U.S. dollar and Canadian dollar term loans. The revolving credit facility provides for a borrowing capacity of $1 billion. This compares with $500 million under our current revolver and increases our U.S. dollar term loan to $900 million from $245 million currently.

The Canadian dollar term loan remains at $125 million Canadian. The revolving credit facility matures in four years and has two six-month extension options. And the U.S. dollar and Canadian term loans are five-year borrowings.

The credit agreement includes a new $200 million U.S. dollar, three-year term loan and finally contains an accordion feature that can increase the total available borrowings to $2.5 billion subject to standard accordion provisions.

The credit facility provides for improved pricing of between 10 and 15 basis points under the leverage-based pricing grid based on our current leverage level. In addition, upon receiving investment-grade ratings, we expect our pricing to improve by approximately 50 to 75 basis points compared to the rates we currently pay.

We saw a significant demand for the credit facility, as Rick mentioned, and strong support for the CCP merger from our bank group, adding 18 new banking relationships to our facility with total commitments from the 31 banks in the syndication of over $3.5 billion.

***

Lastly, I’d like to make a couple of quick comments and more details on the CCP portfolio coverage and the repositioning we have discussed and summarized in various presentations and releases.

CCP did not issue a supplemental this quarter because of the confusion that we saw with the first quarter supplemental, specifically around the different methodologies used for calculating coverages.

We have included therefore in our supplemental a summary of lease coverages for the CCP portfolio on a standalone basis and on a pro forma combined with Sabra basis using the Sabra methodology of a 5% management fee for SNF and senior housing assets and a 2-1/2% management fee for hospitals.

This is in comparison to 4% used by CCP in its prior disclosures. We also separately disclosed coverage for tenants with significant corporate guarantees and applied that methodology to the pro forma coverage disclosures.

In addition, we have provided the pro forma lease coverage for what will be the top ten tenants of the combined company. As shown on those analyses, CCP standalone SNF coverage amounts are stable at 1.19 times compared to 1.20 times last quarter and 1.10 times compared to 1.12 times for tenants with significant corporate guarantees.

On a combined basis, the SNF coverage was flat at 1.31 times for both quarters, excluding tenants with significant corporate guarantees.

Coverage for the CCP senior housing portfolio was 0.92 times for this quarter, up from the prior quarter of 0.68 times under our methodology but clearly immaterial to the overall portfolio and only 1.4% of the combined company NOI.

I’d also like to comment on our CCP repositioning plan that was summarized in our recent investor presentations, which show how our portfolio could be affected with limited restructuring of certain low covering leases.

This repositioning will achieve what we understand our shareholders want, specifically a quick and effective solution to low covering assets, avoiding an ongoing quarter after quarter cycle of continued incremental lease adjustments.

Our strategy is a one-time repositioning that enables our core tenants to thrive in the prospective reimbursement environment. We have a lot of flexibility in this repositioning, which is not simply cutting rents. There are multiple paths that we will pursue.

As you have seen with Genesis, we can sell assets that we do not view as core to our portfolio. We can re-tenant assets. And where we reduce rents to improve coverage, we will create mechanisms to enhance our upside while maintaining incentives for those tenants to increase the performance of the assets, mechanisms such as temporary relief or additional payment provisions tied to revenue growth.

Tenants with low coverage in many cases don’t have adequate resources to invest to optimize assets on a discrete basis. Our goal is to give our core tenants exactly that. With a full repositioning of the CCP portfolio, estimated at a reduction of rents of $33.5 million as described in our prior presentations, we believe there will be no core tenants that will be unable to invest in and operate their portfolios in the right way.

Additionally, the pro forma coverage for SNFs, without a corporate guarantee, would increase to 1.51 times based on our current quarter stats. This is in line with where Sabra’s portfolio is at today and among the best in the industry. The lease coverage for CCP tenants with a significant corporate guarantee, which represents 26% of the combined portfolio NOI, would increase to 1.23 times. This is a level we are comfortable with today and would expect to improve over time.

And with that, I’ll kick it back to Rick.

Rick Matros: There’s just one other point I want to accentuate on the repositioning. And that is, it isn’t just about improving the rent coverage, which we know has a positive effect on how the stock is traded. But, you know, when operators are struggling on a month-in and month-out basis to make the rent, they’re not reinvesting in their business the way they need to.

And because we know a lot of these operators and we’ve spent some real quality time with them since the deal has been announced, this increased room that they’re going to have from a rent coverage perspective is going to allow them to run their business and reinvest in their business with a lot more mobility than they’ve had previously. So that’s a critical component, you know, that shouldn’t be overlooked.

And with that, why don’t I turn it over to Q&A.

Operator: Thank you. If you’d like to ask a question, please signal by pressing Star 1 on your telephone keypad. If you’re on a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.

Again, that is Star 1 for questions.

***

Chad Vanacore: All right good. So then shifting gears to the CCP merger, you know, there’s been some shareholder objections. If you had to tell investors, you know, why it’s a good deal and negate the objection what would you say?

Rick Matros: Well I think we’ve put a couple of PR’s out and our investor presentation and addressed some of those points earlier but I’d say a couple of things briefly. We know the space. We know the CCP operators. We know what it’s going to take to reposition them, that they’re healthy and they have the room to invest in their business the right way. We’ve loved the scale and diversity that this gives us, you know, as you know, every time Genesis blinks, you know, we take a hit. Genesis missed guidance last year and it wasn’t even material. And, you know, year over year earnings were actually flat or slightly up and we took a 20% hit.

And so, you know, we’ve worked really hard to expand the size of the company and get the exposure down so that we can get to investment grade. This gets us there, you know, very quickly, you know, and last year I think we showed some real discipline. We did $165 million in investments last year, which is the lowest level that we’ve done since inception. And that was because the price dislocation was so great on the senior housing side, you know, we wanted to demonstrate to the market that we were disciplined enough not to do deals just to get deals done to get the Genesis exposure down.

So just as we didn’t do that then, we’re doing this now because we know that this is the right thing to do for our shareholders and this will create long-term value. Getting the credit facility just reinforces that as I said, and as Harold said, and so the size of the credit facility is going to allow us to compete better for deals. And we are being shown deals since the announcement of the CCP deal that we hadn’t seen before. And we wouldn’t have been shown before and I’m not going to predict how much more we’re going to get done and not get done. But you want to be in the game and we’re in the game now in a different way than we were before and I think that’s really critical, you know, for our growth going forward.

And you always are in any space, not just the skilled space, in any space you’re always going to have operators that struggle now and again. And we’re going to be in a position where any one operator that may have issues is no longer going to drive the narrative. And I think from a shareholder perspective I think that’s a critical point to make. And when we hear things about, you know, oh look at the cap rate you guys are paying when you can buy skilled nursing facilities for 9 cap. That’s just silly. Everybody knows how silly that is.

You can’t compare a merger and acquisition of this size where you’re using stock as currency to a one-off skilled nursing facility that you can buy for 9%. It’s just a silly argument and you can look back, you can go back to the mid-90s and I don’t care how far you go back because I’ve lived through all of it. There isn’t one example that you can come up with of any transaction, anything like this, where a large portfolio transaction goes for the same kind of cap rate or EBITDAR multiple that a one-off or a two-off transaction does. And we’ve had a number in this space whether you look at the Omega deal, whether you look at the HCN-Main Street deal, whether you go back to the Ventas-NHP deal. Pick a deal. I don’t care. Pick a deal. And so it’s silly, as silly as I said, silly analogy to make. And it reflects the lack of knowledge and experience on those that are coming out against the deal.

Harold Andrews: And one I would just add a little bit to that around the rent repositioning and, you know, all the noise around the quality of the portfolio. And we’ve now spent a lot of time with a lot of the operators looking at the portfolio, looking at their operations and I think Care Capital said this a lot in their prior earnings calls that their coverages in many cases are low but these businesses in many cases have ancillary businesses that support that overall provide profitability. So even though their rent is low, their coverage is low, those operations in those facilities provide a lot of profitability to their ancillary businesses.

And so they’re not at risk for not paying their rent in many cases. It’s really just a matter of the optics and rent coverage is such an important measure that we understand the optics need to be there. But it’s not a repositioning that we have to do otherwise you’re not going to pay rent in many cases. In many cases it is improving the optics and creating a portfolio, you know, that we feel very comfortable with, that they can reinvest in but not necessarily something that we’re sitting here saying we’ve got to hurry up and cut rents and they’re not going to be able to make their rent payment.

Rick Matros: And the beauty of this deal is it’s so accretive and its synergies are so much more significant than you typically see on REIT deal is that we have the ability to reposition these guys so we can report healthier coverage and they have a lot more breathing room to reinvest in their businesses for those operators that actually truly have tight rent coverage and don’t have those other sources of income that Harold refers to. And if we had negotiated a deal that didn’t allow us that level of flexibility, we wouldn’t have done it.

So, you know, we feel really good that we’re going to have a really nice story to tell shortly after this deal closes with a roadmap and probably a conference call that delineates specifically how much healthier the CCP portfolio is on a go-forward basis under our management.

Chad Vanacore: All right that’s a pretty comprehensive answer, thanks.

Rick Matros: You got it Chad.

Operator: And we’ll now move to Rich Anderson with Mizuho Securities.

***

Rich Anderson: I think maybe you could answer that question for me. So the CCP Q shows a $26 million termination income from transition to operators. What do you know about that and is it relevant to you and the merger?

Harold Andrews: Well it’s not relevant to us and the merger. It’s a non-cash pick up. Basically when they transitioned assets, when they went through the spin out from Ventas and they booked everything in fair value they created some lease liabilities on their books. And through GAAP when you transition to those new operators you wipe out those and it created a non-cash gain on their financial statement.

Rich Anderson: Okay so not relevant, okay. If it’s nothing, not relevant, then it’s not relevant. But I just wanted to make sure it wasn’t anything significant relative to what you’re going to have when you come in.

Second question. Besides buying or not buying CCP I’m curious if there’s, like, an intermediate or kind of a third option, maybe a partial purchase, somebody else comes in and gets involved in buying some of it. Is there anything, like that, that’s on the table at all or is it really we’re buying it or we’re not buying it period, end of story?

Rick Matros: Yes this is a yes or no answer. So the answer is no there’s no other alternative. We’re buying it.

Rich Anderson: Okay that’s all I need. Trying to get a handle on how this process might go once you have CCP. You talked about rent relief and asset sales and transition. If there are 100 CCP operators, how many of them do you think need to go away? You don’t need to name names but is there 4, 10, like how many, you know, are going to be non-rent resets and more something else that you’ll do to fix it.

Rick Matros: There’s only one operator in the CCP portfolio that we have no interest in doing business with going forward and they are a really small operator. It’s not even a rounding error. And the other operator that CCP wanted to transition which is Golden Living is being transitioned or has been transitioned. So no other operators. That said there are operators that we believe needed to take a deeper look at their portfolios and consider selling assets within their portfolios which would relieve some of the pressure they have on them. And in our discussion we’ve come to agreement with a number of those tenants and have given the okay with CCP’s approval for them to enter into an LOI to sell some of those assets. So that process is actually already happening with some of the tenants.

***

Operator: We will now take a question from Smedes Rose with Citi.

Smedes Rose: Hi thanks. I wanted to ask on the proposed rent cuts that you talked about maybe implementing $33.5 million. Do you have a sense of how much you would be able to potentially recoup of that? You talked about various methods of resetting leases and re-tenanting. That maybe if you get back over a multi-year period.

Rick Matros: Yes we really don’t know. I mean you need a crystal ball for that and so from our perspective we know all this works by restructuring as we said. So anything that we get down the road and certainly there’ll be some demographics that kick in in 2019. Anything we get down the road is just going to be gravy to us but it’s pretty difficult to quantify which is why we haven’t taken kind of a shot at doing that. So that everybody can understand that the situation they’re seeing as we currently presented it is already a good position for us to be in. If anything else it just makes it even better.

***

Operator: We’ll now move to Eric Fleming with SunTrust.

Rick Matros: Hey Eric.

Eric Fleming: Harold just a quick question. I missed it when you said in the prepared comments. There was additional deal financing that you’re looking into but it’s not required. Can you go through that again?

Harold Andrews: Yes sure we talked about it early on. Care Capital had a $100 million term loan with Prudential and so we’re still in the process of securing that refinancing basically an amendment to assume that debt. We feel confident we’ll get there but we don’t have it finalized like we have the credit facility. And Care Capital also had a roughly $100 million bridge to HUD and we expect to get that closed as well. It’s just not finalized yet.

Eric Fleming: Okay, great, thanks.

***

Todd Stender: Okay. And then finally just to clarify the new credit agreement it’s contingent upon the merger going through. Is there any chance that the shareholder vote gets postponed for any reason just with the just with the noise around activists and the ISS statement? Is there any risk to the date being moved at all?

Rick Matros: At this point we’re full-steam ahead with our focus on the 15th. And, you know, that’s it.

Todd Stender: Okay. Thank you.

Rick Matros: Yes.

Operator: We will now go to Jonathan Hughes with Raymond James.

Jonathan Hughes: Hey, guys. Thanks for taking my questions. You know, if you can, could you just talk about the discussion with the board following the activism campaigns and the ISS suggestion yesterday, and how that’s progressed since the announcement of the deal in May?

Rick Matros: Well, you know, I can’t talk about any nor I will talk about any discussions or dialogue I’m having with our board, but nothing has changed in terms of our view of the deal, regardless of ISS’s position. So everything is the same as far as we’re concerned. We think we’re doing the right deal for all the right reasons.

And as I’ve said, you know, I’ve got board members that have experience on the operating side as well. Our lead director was involved with the discussions at ISS, and he’s been in the skilled space, as well as other spaces in health care, with his private equity fund for decades, literally.

So, you know, I was fortunate in that as we started, even early on, assessing this opportunity, that I had a board that really understood the business, and was able to provide some really good feedback, some good guidance and, you know, ask the hard questions and all that kind of stuff.

But nothing in terms of the ISS positioning has changed. Our point on this, as I said earlier, and again with all due respect to ISS, you know, for them to focus on the fundamentals of the business without having the requisite strength to do that, it’s something that I think is a little odd. And frankly, you know, I don’t believe they do have the experience to do that. Certainly they’ve got plenty of experience on governance and things like that, but not on the fundamentals of the business. And so nothing changes for us.

***

Rick Matros: And we also want to point out, even though we’ve talked about it on other calls, that even post the CCP deal closing with Genesis down to 11% pro forma for those sales, we are in discussions to continue to move forward on selling additional Genesis assets.

***

Operator: And again, that does conclude today’s conference call. Thank you all for your participation.

END

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of Care Capital Properties, Inc. (“CCP”) with a wholly owned subsidiary of Sabra Health Care REIT, Inc. (“Sabra”). In connection with the proposed merger, Sabra has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a joint proxy statement/prospectus with respect to the proposed merger. The registration statement has been declared effective by the SEC and Sabra and CCP have each mailed the definitive joint proxy statement/prospectus to their respective stockholders. The definitive joint proxy statement/prospectus contains important information about the proposed merger and related matters. STOCKHOLDERS OF SABRA AND CCP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SABRA, CCP AND THE MERGER. Stockholders can obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Sabra and CCP for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed by Sabra with the SEC are available free of charge on Sabra’s website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed by CCP with the SEC are available free of charge on CCP’s website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

Sabra and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, is set forth, or incorporated by reference, in the joint proxy statement/prospectus relating to the proposed merger that has been filed with the SEC and mailed to Sabra and CCP stockholders. This document can be obtained free of charge from the sources indicated above.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein, including statements about Sabra’s proposed merger with CCP, the expected impact of the proposed merger on Sabra’s financial results, Sabra’s ability to achieve the synergies and other benefits of the proposed merger with CCP and Sabra’s and CCP’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on tenant and vendor relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of Sabra’s business; the amount of debt that will need to be refinanced or amended in connection with the proposed merger and the ability to do so on acceptable terms; changes in healthcare regulation and political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect Sabra’s business can be found in Sabra’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016. Additional information concerning risks and uncertainties that could affect CCP’s business can be found in CCP’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016.

We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.